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Plan Changes

United States Employees’ Sun Advantage Savings and Investment Plan*

The Sun Advantage Plan is making changes and introducing the following new features:

  New Investment Options — Choose from four new funds for more investment flexibility.
  New Investment Planning Tools — Get investment and retirement planning guidance and optional advisory services.
  New Plan Web Site — Access 24/7 online account management and investor education.

These and other enhanced Plan features will make it easier for you to design a long-term investment strategy to meet your goals, and make it simpler for you to manage your account along the way.

See inside for more…

Sun Life Financial

*The United States Employees’ Sun Advantage Savings and Investment Plan is sponsored by Sun Life Assurance Company of Canada (U.S.), a member of the Sun Life Financial group of companies.

Plan Transitions

A New Recordkeeper with a Familiar Name

After re-evaluating our earlier decision to change Plan recordkeepers, we have decided to leverage our long-term relationship with CitiStreet, our current recordkeeper. We will transition the administration of the Sun Advantage Plan to a division of CitiStreet that offers added state-of-the-art features and participant services. This newsletter highlights the new benefits that will be available to you and provides important transition dates.

Not Saving Yet?

It’s never too late to start saving for retirement. Join the Sun Advantage Plan today, and you will be ready to take advantage of all the new features. Call SunDial at 1 -800-786-7816 and get started on the road to financial security.

Plan Ahead for the Transition Period

Moving Plan records and assets to the new CitiStreet system will take approximately three weeks in order to ensure that all account information is transferred accurately and completely. During this transition period, scheduled to begin at 4:00 p.m. Eastern time on September 1, 2004, account access will be restricted. You will not be able to make changes to your account, including transferring money among funds, changing your deferral percentage, and requesting loans and distributions. Full access will resume the week of September 20, 2004. When full plan access resumes, information regarding the new Plan Web site will be mailed to your home address. Beginning at 8:00 a.m. Eastern time on September 8, 2004 all inquiries should be directed to the new Sun Advantage Information Line at 1-800-871-6223.

Your savings will remain invested and all contributions and loan repayments (if applicable) will continue to be deducted from your pay and invested according to your current investment elections throughout the transition period.

The value of your account will fluctuate as it always does, even though you won’t be able to make any changes. For this reason, it is very important that you review the appropriateness of your current investments. For your long -term retirement security, you should carefully consider the importance of a well-balanced and diversified investment portfolio. In connection with the Sun Life Financial Stock Fund, you should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Company stock that has wide price swings might experience a large loss during the transition period, and you will not be able to direct the sale of such stocks from yo ur account.

If you want to make changes to your account before the transition period begins, you will have to complete your transactions before 4:00 p.m. Eastern time on

September 1, 2004. Please note the key dates listed in the table. Full access to your account will resume the week of September 20, 2004.

Transition Period Key Dates

If you wish to request any transactions prior to the blackout dates listed below, please call SunDial at 1 -800-786-7816 or access SunDial online at http://mpls.csplans.com/citistreet. Once the new Plan is fully operational, the week of September 20, 2004, you will have a new Web site address and a new PIN that you will use for all future account transactions.

August 24, 2004 Last day to request distribution in shares from the Sun Life Financial Stock Fund

September 1, 2004	Last day to complete the following transactions:
	o	Investment election changes for future contributions
	o	Compensation deduction rate changes
	o	Rollover contributions

September 1, 2004	Last day to request the following transactions:
	o	Request a loan*
	o	Request a hardship distribution**
	o	Request age 59-1/2 in-service distribution*
	o	Request regular distribution*

September 1, 2004	Last day to transfer money among investment funds

September 7, 2004	Plan assets transfer in-kind

Week of September	Full account access resumes and all new Plan features
20, 2004	operational

*Please note that the appropriate forms for any distribution or loan request (including spousal consents as applicable) must be submitted to the address on the forms no later than 4:00 p.m. Eastern time on September 1, 2004.

**Please note that hardship requests and associated forms must be submitted to the Sun Life Financial Human Resources Department no later than 4:00 p.m. Eastern time on September 1, 2004.

Plan Enhancements

New Investment Options

As part of an ongoing effort to provide you with a broad range of investment options, the following four funds will be added to the existing fund lineup:

  Selected American Shares, Inc.
  T. Rowe Price Mid-Cap Value Fund
  Fidelity Small Cap Stock Fund
  Fidelity Advisor Diversified International Fund I Shares

With the addition of these new investment options, you will have more flexibility to create a diversified investment strategy to meet your goals. Please see the enclosed fund fact sheets for details on all of the Plan funds with the exception of the Sun Life Financial Stock Fund fact sheet that will be sent to you at a later time.

Sun Advantage Plan Investment Options

INVESTMENT OPTIONS

Vanguard Retirement Savings Trust III

Vanguard Total Bond Market Index Fund Admiral Shares MFS Government Securities Fund (A) MFS High Income Fund (A) MFS Total Return Fund (A) Massachusetts Investors Trust (A) Vanguard 500 Index Fund Admiral Shares Fidelity Blue Chip Growth Fund T. Rowe Price Equity Income Fund MFS Growth Opportunities Fund (A) J.P. Morgan Capital Growth Fund (A) Fidelity Low-Priced Stock Fund T. Rowe Price International Stock Fund Sun Life Financial Stock Fund Selected American Shares, Inc. NEW

T. Rowe Price Mid-Cap Value Fund NEW Fidelity Small Cap Stock Fund NEW

Fidelity Advisor Diversified International Fund I Shares NEW

New Investment Planning Tools

You can choose expert guidance, which includes retirement income forecasts and plan-specific asset allocation models – at no charge! Or, for a small fee, the CitiStreet Advisor Service provides expert investment advice from licensed financial advisors. You can access the advice service either online or over the phone.* You may request:

  personalized investment and retirement planning advice,
  ongoing access to personal Financial Advisors,
  ongoing monitoring and account rebalancing, and
  personalized statements and forecasts.

The CitiStreet Advisor Service can help you make the most of your retirement planning.

*For more information about the optional Advisor Service provided by CitiStreet Advisors LLC, please read the Investment Services Agreement before deciding to participate.

The CitiStreet Advisor Service is powered by Financial Engines. Financial Engines is a registered trademark of Financial Engines.

CitiStreet Advisors LLC does not give tax or legal advice. If you need tax advice, talk to your accountant or lawyer. If you need legal advice, talk to your lawyer.

Can You Save Even More?

This Plan transition is an excellent time to re-evaluate your retirement savings strategy. Even a small increase in Plan contributions can potentially make a big difference in your account value over time. Call SunDial at 1 -800-786-7816 to boost your deduction rate.

Expanded Plan Web Site

The new Sun Advantage Plan Web site will feature simpler navigation and features, including a comprehensive investor Resource Center where you can learn the basics of investing for retirement, and enhance your knowledge of many other financial topics.

Online Account Statements

Instead of waiting for paper statements to arrive in the mail each quarter, you can go online any time and call up your account information for just about any date range you specify. This convenient feature makes it much easier to stay on top of your account status and to keep track of your investment performance.

New Telephone number and PIN coming!

The enhanced Plan will include a new telephone access number for all account transactions and access to Participant Services Representatives. You will receive a new six-digit Personal Identification Number (PIN) mailed under separate cover. Watch for more information towards the end of the transition period.

Important Fund Changes

Fidelity Low-Priced Stock Fund Will Close to New Investors

The Fidelity Low-Priced Stock Fund will close to new investors as of 4:00 p.m. Eastern time on July 30, 2004. If you do not have a balance in the Fund by July 30, you will not be allowed to invest in the Fund — either through exchanges or by directing contribution elections — after that date. If you currently have a balance in the Fund, and as long as you maintain a balance, you will continue to be able to direct future contributions and exchanges into the Fund.

In addition, there will be a temporary moratorium on all investments in the Fidelity Low-Priced Stock Fund from 4:00 p.m. Eastern time on July 30, 2004 until the week of September 20, 2004. During this period, all contributions directed into the Fund for paydates through August 27, 2004, will instead be directed into the Stable Value Fund. After that date, all contributions directed into the Fund for paydates through September 24, 2004, will instead be directed into the Vanguard Retirement Savings Trust III (formerly the Stable Value Fund — see below for details on this fund change). You will not be allowed to transfer any money into the Fidelity Low-Priced Stock Fund during the moratorium period. After the enhanced Plan becomes fully operational, the week of September 20, 2004, all current Fidelity Low-Priced Stock Fund investors must re-elect the percentage of payroll contributions directed into this Fund. Otherwise, the contributions you formerly had directed into the Fidelity Low-Priced Stock Fund will continue to be directed into the Vanguard Retirement Savings Trust III.

Massachusetts Investors Trust Will Close to All Investors

Effective 4:00 p.m. Eastern time on September 1, 2004, the Massachusetts Investors Trust will close to new investors. If you currently have a balance in this fund, and as long as you maintain a balance, you will continue to be able to direct future contributions and exchanges into this fund. However, your balance in this fund will need to be exchanged out of the fund within the next 13 months – by September 1, 2005.

If you determine that you would like to invest in the Massachusetts Investors Trust as part of your long-term retirement strategy, and you are not currently invested in this fund, you must trans fer money into this fund prior to 4:00 p.m. Eastern time on September 1, 2004. Call SunDial at 1-800-786-7816 to request a fund exchange.

The Stable Value Fund Is Changing

Effective September 7, 2004, all units of the Stable Value Fund will be converted to shares of the Vanguard Retirement Savings Trust III. This change will result in lower fund management fees. Currently, the Stable Value Fund is assigned a unitized value to reflect the investment experience of its two underlying investment components on a prorated basis — the Vanguard Retirement Savings Trust (96%) and a Money Market investment (4%). The Vanguard Retirement Savings Trust III is not a unitized fund.

Sun Life Financial Stock Fund Change

The Sun Life Financial Stock Fund will continue to be unitized; however, the money market vehicle (representing 3% to 5% of the Fund value) will now be invested in the State Street Global Advisors Short Term Investment Fund to meet daily liquidity requirements.

Questions?

More details on Plan features will be coming soon. In the meantime, if you have any questions about how these changes may affect you, please call SunDial at 1-800-786-7816 up until 4:00 p.m. Eastern time on September 7, 2004. Starting at 8:00 a.m. Eastern time on September 8, 2004, all inquiries should be directed to the new Sun Advantage Information Line at 1-800-871-6223.